

April 11, 2016

By E-Mail

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **RTI Surgical, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 on April 6, 2016**
> **Filed by Krensavage Partners, LP, Krensavage Advisors, LLC, Krensavage Partners Too, LP, Krensavage Advisors Too, LLC, Krensavage Asset Management, LLC, Michael P. Krensavage, Jeffrey D. Goldberg, Mark D. Stolper, John S. Watts Jr., and Frank R. Williams Jr.**
> **File No. 000-31271**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

   - that the board has harmed shareholders for years;
   - that the company has experienced lackluster financial results, bungled acquisitions and erosion of shareholder value during Mr. Hutchison's tenure; and,
   - that the departure of three directors is a clear indication that someone on the board agrees the company needs new leadership.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions